UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GSK plc
(the 'Company')

Publication of Notice of Annual General Meeting 2023

The Company has today published on its website (www.gsk.com/en-gb/investors/shareholder-information/annual-general-meeting/) the Notice of Annual General Meeting ('AGM') 2023 (the '2023 AGM Notice'), which will be distributed to shareholders shortly.

The Company's AGM will be held on Wednesday 3 May 2023 at 2.30pm at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD and will also be broadcast live for shareholders to join electronically. Full details of how to join the meeting either in person or electronically are contained in the 2023 AGM Notice and AGM Guide.

In compliance with Listing Rule 9.6.1R of the UK Financial Conduct Authority, the 2023 AGM Notice and Proxy Form for the AGM will be submitted to the UK Listing Authority and will, in due course, be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

V A Whyte
Company Secretary

27 March 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: March 27, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc